November 23, 2005

Direct Phone: 972.680.7553
Direct Fax: 972.692.9053
william.boeing@haynesboone.com

BY EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: EXCO Resources, Inc.

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 6(a) of the Securities Act of 1933 (the "Securities Act"), is a Registration Statement on Form S-1 (including exhibits) of EXCO Resources, Inc., a Texas corporation (the "Company"), with respect to the registration under the Securities Act of shares of the Company's common stock with an aggregate offering price of up to $750,000,000.

The filing fee of $88,275 was wire transferred to the Commission's lock-box at Mellon Bank on October 27, 2005.

Please contact me at the number listed above with any questions or comments regarding this filing.

Very truly yours,

/s/ Lanny Boeing

William L. Boeing

Encl.